BriaCell Therapeutics Corp.

Suite 300 – 235 West 15th Street

West Vancouver, BC V7T 2X1

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Irene Paik, Joseph McCann, Franklin Wyman and Lisa Vanjoske

May 15, 2020

Re:	BriaCell Therapeutics Corp.
Amendment No. 7 to Registration Statement on Form F-1 Filed May 18, 2020
File No. 333-234292

Ladies and Gentlemen:

BriaCell Therapeutics Corp. (the “Company”) is hereby filing Amendment No. 7 to its Registration Statement on Form F-1/ Amendment No. 7 has been revised to reflect i) recent developments, ii) the Company’s financials for the fiscal quarter ended January 31, 2020 and iii) the assumed public offering price per Common Unit and Pre-funded Unit of $6.33 (the “Offering Price”). The Offering Price was not determined by any particular formula but rather through negotiations between the Company and the underwriter.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact our counsel at (212) 930-9700 with any questions or comments regarding this correspondence.

Sincerely,

/s/ William V. Williams
William V. Williams

cc: (via email)

Jamieson Bondarenko

Gadi Levin

Gregory Sichenzia, Esq.

Avital Perlman, Esq.

Aaron Sonshine

Virgil Z. Hlus